SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited estimated earnings results for the six months ended June 30, 2007 and 2008 as attached hereto.

ø	Attachment 1.	un-audited unconsolidated estimated statements of income of KEPCO as of and for the six months ended June 30, 2007 and 2008

	Attachment 2.	un-audited unconsolidated estimated statements of income of KEPCO and its six generation subsidiaries six months ended June 30, 2007 and 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the six-month period ended June 30, 2007 and 2008 as presented in the attachments hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the six months ended June 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: August 13, 2008

Attachment 1

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first half of 2007 and 2008 as presented below (the "Information") has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of June 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of June 30, 2007 and 2008

(Unit : in billions of Korean Won)	1H 2008	1H 2007	Change
Operating revenues:	14,861	13,678	8.6%

Sale of electric power	14,713	13,537	8.7%
Other operating revenues	140	134	4.3%
Revenues for other businesses	8	7	12.7%

Operating expenses:	15,988	13,615	17.4%

Fuel	22	16	32.7%
Purchased power	13,174	11,029	19.4%
Maintenance	367	406	-9.5%
Depreciation	951	893	6.4%
Other operating expenses	1,454	1,259	15.5%
Expenses for other businesses	21	12	68.5%

Operating income	-1,127	63	-1883.2%

Non-operating income:	1,040	1,506	-30.9%

Gain on foreign currency transactions and translation	1	12	-91.9%
Investment income from affiliates	771	1,159	-33.5%
Other	268	335	-19.8%

Non-operating expenses:	730	361	102.4%

Interest expenses	336	281	19.6%
Loss on foreign currency transactions and translation	219	7	3022.9%
Investment loss from affiliates	132	9	1364.4%
Other	44	64	-31.1%

Earnings before taxes	-817	1,208	-167.6%

Provision for income taxes	-354	168	-310.9%

Net income	-464	1,041	-144.5%

Attachment 2

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended June 30, 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of June 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of June 30, 2007 and 2008

(Unit : in billions of Korean Won)	1H 2008	1H 2007	Change
Operating revenues:	14,842	13,700	8.3%

Sale of electric power	14,641	13,502	8.4%
Other operating revenues	57	88	-35.3%
Revenues for other businesses	144	110	31.1%

Operating expenses:	15,119	12,139	24.6%

Fuel	6,999	5,209	34.4%
Purchased power	1,919	1,158	65.7%
Maintenance	958	968	-1.1%
Depreciation	2,498	2,431	2.7%
Other operating expenses	2,724	2,360	15.5%
Expenses for other businesses	21	12	68.5%

Operating income	-277	1,561	-117.7%

Non-operating income:	908	615	47.5%

Gain on foreign currency transactions and translation	23	31	-25.6%
Investment income from affiliates	171	122	40.0%
Other	714	462	54.5%

Non-operating expenses:	1,253	580	116.1%

Interest expenses	440	366	20.3%
Loss on foreign currency transactions and translation	623	13	4545.5%
Investment loss from affiliates	54	9	501.1%
Other	136	191	-29.2%

Earnings before taxes	-622	1,597	-138.9%

Provision for income taxes	-158	556	-128.4%

Net income	-464	1,041	-144.6%